Exhibit 99.6

Media release

Rio Tinto increases focus on driving mine-to-market value with appointment of chief commercial officer

6 November 2017

Rio Tinto has reinforced its focus on driving value across the business from mine to market with the appointment of Simon Trott as chief commercial officer (CCO). In this newly created role, Simon will report to the chief executive and also join Rio Tinto’s Executive Committee.

Simon, currently Salt, Uranium & Borates managing director, will start the role on 1 January 2018. The CCO will ensure Rio Tinto derives maximum value from its products and continues to strengthen customer relationships. Simon, who will be based in Singapore, will be accountable for the Sales & Marketing, Marine, Commercial Treasury, Market Analysis and Procurement teams.

Simon has been with Rio Tinto for almost 18 years and has held a wide variety of commercial, operating and business development roles across a number of commodities. In his current role he oversees operations in Australia, Africa, Europe and the United States.

Rio Tinto chief executive J-S Jacques said “Simon’s appointment shows the importance Rio Tinto places in creating full value from mine to market. Commercial excellence is key to driving value outside the mine gate and fully complements our drive to unlock additional value through productivity improvements at our operations.

“I am delighted to welcome Simon to Rio Tinto’s Executive Committee and know that he will bring real momentum to our commercial activities.”

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